MOMENTIVE PERFORMANCE MATERIALS INC.
Statement Regarding Computation of Ratios
(Amounts in millions of dollars, except per share data)

	Year ended December 31,
	2013	2012	2011	2010	2009
Pre-tax loss from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities	(363)	(362)	(107)	(65)	(27)
Fixed Charges:
Interest expensed and capitalized	394	278	257	251	261
Interest element of lease costs	5	12	10	9	10
Total fixed charges	399	290	267	260	271
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities, plus fixed charges	36	(72)	160	195	244
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

(1)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.

(2)	Our earnings were insufficient to cover fixed charges by $363, $362, $107, $65 and $27 for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.